Northbrook GH, LLC
500 Skokie Blvd. Suite 310
Northbrook, IL 60062

April 11, 2007

Genesis Healthcare Corporation
101 East State Street
Kennett Square, PA 19348-3021

Attention:	Board of Directors
George V. Hager, Jr.
John F. DePodesta
Robert H. Fish
J. Michael Gallagher
Kevin M. Kelley
Charles W. McQueary
Charlene Connolly Quinn
Terry Allison Rappuhn

Ladies and Gentlemen:

We have reviewed your letter to shareholders dated April 10, 2007 in connection with the proposed acquisition of Genesis by FC-GEN Investment, LLC, a joint venture between affiliates of Formation Capital, LLC and affiliates of JER Partners, a private equity investment group affiliated with J.E. Robert Company, Inc. (the “Merger”).

We are particularly disturbed by the outright distortions, half-truths and omissions contained in your letter. Specifically:

•
Your letter states: “Since the transaction was announced on January 16, no one (including the other bidders in the auction process) has contacted the Company to indicate an interest in acquiring the Company at a higher price (or at any price).”

This is not surprising given that, as described on page 17 of your proxy statement, many of the likely bidders are precluded from making a bid for the Company because they are subject to standstill agreements.

In addition, the Company has stacked the deck against any other bidder by implementing a preclusive $50 million termination fee to discourage competing bids. In contrast, we note that Tribune Co., which has agreed (following a widely reported competitive bidding process) to be acquired for a price almost 5 times the price to be paid by Formation in the merger, implemented a modest termination fee of $25 million that would not discourage other bidders.

•	Your letter states: “The final offer price was driven by an active, competitive auction involving all likely, credible bidders…”

The Company contacted only 14 potential buyers. How can that be competitive?

In contrast, when Beverly Enterprises was sold, its investment bankers contacted 48 potential bidders. As you are aware, Institutional Shareholder Services (ISS) specifically noted in its report recommending that Genesis shareholders vote against the Merger that “the number of parties contacted was on the low end.” Yet the Board has not provided any justification for its limited auction process.

April 11, 2007

•
Your letter states: “When the losing bidder (identified as Participant #2 in our proxy materials) was told of the Board’s decision, Participant #2 did not suggest or indicate that it was willing to or would have offered a higher price…”

Your letter fails to explain, however, that Participant #2 was not given the opportunity to raise its bid. It was “told” of the Board’s decision. Further, Participant #2 has sued Genesis with respect to a process that appears to have been stacked against it from the start. In fact, contrary to the impression you attempt to give shareholders in your letter, Participant #2 has stated in a sworn legal document filed in that litigation that, had the Board re-approached Participant #2, it “would have agreed to raise its price in order to finally consummate a transaction.”

•	Your letter states: “If any other party were to seek to acquire Genesis, it would need to restart the regulatory approvals process in 13 states, which can take six months or more.”

That may be true but there is no guarantee Formation will succeed in its efforts. Further, Formation is only 3 months into the process and any expected delay is likely significantly shorter than you suggest.

Additionally, we note that Participant #2, has already completed an acquisition of a public company in the same industry, while Formation has never completed an acquisition anywhere near the size and scale of this transaction. We view the risks of non-consummation as much higher with Formation as the buyer than with Participant #2 as the buyer.

•
Your letter states: “The transaction is at a premium to the value at which Formation sold assets to General Electric. …Applying the proper multiple to the EBITDA of the operators of the facilities , the implied transaction price for the acquisition of Genesis would be approximately $58.00 per share…”

The Board’s analysis again ignores the additional value created by privatizing the Company. We estimate that these changes could yield another $25 million in EBITDA to the owner of the properties, an assumption not disputed by the Company. Applying the “proper multiple” to this additional EBITDA would yield an incremental price increase of between $11 and $13 or a value per share of between $69.00 and $71.00 per share.

•
Your letter states: “There is considerable risk in undertaking standalone strategic alternatives in place of the Formation Capital transaction. In addition to the customary risks associated with the execution of the Company’s business strategy, there are also potential external risks, such as a downturn in the economy, changes in regulations and reductions in government reimbursement rates.”

You can’t possibly imagine that shareholders are so naïve as to accept this as an explanation as to why the Board decided to sell, especially in light of the fact that management is expected to own and operate the facilities for itself after the merger closes, despite these “considerable risks”.

•	Your letter states “The Board asked all bidders for best and final offers twice. Every bidder had the opportunity, and every incentive, to make its best offer.”

April 11, 2007

The Board would have us believe that all bidders are equal, although it appears that some bidders are more equal than others. The Company took the “best and final offers” and negotiated in private with Formation without giving the other bidders an opportunity to beat a price that did not even beat Participant #2’s prior offer. As Participant #2 has stated in its complaint against Genesis, if the Board re-approached Participant #2, it “would have agreed to raise its price in order to finally consummate a transaction.”

In addition to the faulty “facts” recited in your letter, you fail to even mention, let alone address, many of the shortcomings in the process, including:

•	The Board has still not disclosed the special arrangements offered to senior management to own and operate the Genesis facilities after the Merger closes.

•
The Board has still not disclosed why three members of the special committee opposed the Formation group bid or why the Chairman of the special committee did not support the Board’s determination that the Formation transaction is in the best interest of Genesis stockholders.

•
The Board has still not justified its decision to pay the Formation group a break-up fee of $50 million when it knew another bidder had been willing to pay the same price as the Formation group and failed to even ask if they would consider increasing their price.

Finally, we are disturbed by your recent press release touting Proxy Governance’s recommendation that shareholders vote in favor of the merger while you don’t bother to mention that Institutional Shareholder Services, the largest of all the proxy advisory firms, has recommended that shareholders vote against the merger. This omission may mislead shareholders as they consider how to vote with respect to the merger and we urge you to make equal disclosure regarding the ISS recommendation.

Accordingly, unless the merger agreement is amended to increase the price to better reflect the Company’s true value, we will not support the merger.

Sincerely yours,

Northbrook GH, LLC

By:	/s/ David Hokin
David Hokin, Manager